Docebo Reports First Quarter 2026 Results

TORONTO, ONTARIO - May 8, 2026 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced financial results for the three months ended March 31, 2026. All amounts are expressed in US dollars unless otherwise stated.

“Docebo delivered a strong start to 2026, exceeding expectations in the quarter,” said Alessio Artuffo, Chief Executive Officer of Docebo. “Momentum is building as enterprise customers increasingly adopt our AI-powered platform to deliver measurable workforce readiness. With our differentiated position at the intersection of data, workflows, and AI, we are expanding our addressable market, strengthening our right to win in complex environments, and confidently raising our full-year outlook.”

First Quarter 2026 Financial Highlights
•Subscription revenue of $60.6 million, an increase of 12% from the comparative period in the prior year, including approximately 3 percentage points of positive impact resulting from the weakening of the US dollar relative to foreign currencies.
•Total revenue of $65.6 million, an increase of 15% from the comparative period in the prior year, including approximately 3 percentage points of positive impact resulting from the weakening of the US dollar relative to foreign currencies.
•Gross profit of $51.3 million, an increase of 12% from the comparative period in the prior year, represented 78.1% of revenue compared to 80.1% of revenue for the comparative period in the prior year.
•Net loss of $(1.6) million, or $(0.06) per share, compared to net income of $1.5 million, or $0.05 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $9.9 million, or Adjusted Earnings per share of $0.35, compared to Adjusted Net Income of $8.5 million, or Adjusted Earnings per share of $0.28, for the comparative period in the prior year.
•ARR was $248.9 million, an increase of 10.6% from the comparative period in the prior year. ARR was negatively impacted in the quarter by $1.4 million due to the effects of foreign exchange.
•Our largest OEM customer represented 3.2% of Annual Recurring Revenue as at March 31, 2026, compared to 9.4% as at March 31, 2025.
•Excluding our largest OEM customer and after adjusting for the above noted positive impact due to the effects of foreign exchange, ARR increased by approximately 13.7% from the comparative period in the prior year.
•Adjusted EBITDA1 of $11.0 million, representing 16.8% of total revenue, compared to $8.9 million, representing 15.6% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $24.8 million, compared to $7.9 million for the comparative period in the prior year.
•Free Cash Flow1 of $27.6 million, representing 42.0% of total revenue for the three months ended March 31, 2026, compared to $9.0 million, representing 15.7% of total revenue, for the comparative period in the prior year.

First Quarter 2026 Customer Updates
•Notable new customer wins include a global leader in luxury hospitality and entertainment. They selected Docebo in a competitive bid to modernize their learning ecosystem across enablement, professional development, compliance, and onboarding. They chose Docebo for its highly configurable, AI-powered, mobile-first platform and strong enterprise integrations that increase training completion and reduce administrative complexity through automation.
•A major U.S. financial services regulator overseeing broker-dealers, and an existing Docebo customer, expanded its partnership to replace legacy systems and unify its external training business on a single platform. Building on its internal deployment, the organization selected Docebo for its robust integrations, scalable architecture, and advanced analytics, enabling a more streamlined learner experience, reduced administrative complexity, and continued growth of its revenue-generating education programs.
•Databricks, a leading cloud-based data intelligence platform, significantly expanded its long-standing partnership with Docebo, upgrading its core platform and deploying 365Talents to support its transition to a skills-based organization. This initiative enables internal mobility and scales global certification programs across its partner ecosystem, reflecting continued demand for AI-powered, enterprise-grade learning solutions aligned to long-term workforce transformation strategies.

•A Fortune 100 global technology leader selected Docebo to replace its legacy system and centralize external education for 100,000 partners and customers. The company chose Docebo's extended enterprise architecture to power complex hardware enablement, credentialing, and e-commerce, transforming its training ecosystem into a scalable, global revenue engine.
•A leading global life sciences and diagnostics company selected Docebo via AWS Marketplace and the life sciences division of another SI partner to replace legacy systems and modernize its learning ecosystem, leveraging an AI-powered, highly personalized platform to improve compliance, streamline administration, and support enterprise-wide training and development.
•Zoox, an Amazon-owned innovator in autonomous vehicle technology, selected Docebo to power and scale its global learning programs across sales enablement, engineering, leadership, and external education. The company chose Docebo for its AI-driven personalization and ability to support complex, safety-critical training needs, reinforcing demand for scalable, enterprise-grade learning platforms in highly technical industries.
•Docebo’s Public Sector team facilitated an expansion with the Department of War and the State of Utah, along with cross-sell activity with the State of Connecticut, reflecting ongoing demand as government agencies advance workforce modernization initiatives.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ending June 30, 2026 as follows:

•Total revenue between $66.7 million and $66.9 million
•Adjusted EBITDA between $10.9 million to $11.1 million

Management expects subscription revenue to be in line with total revenue growth.

Docebo is providing financial guidance for the fiscal year ending December 31, 2026 as follows:

•Subscription revenue between $253.5 million and $255.5 million
•Total revenue between $271.0 million and $273.0 million
•Adjusted EBITDA between $54.5 million and $56.5 million

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Renewal of NCIB

Docebo also announced today that the Toronto Stock Exchange has approved its notice of intention to renew its normal course issuer bid (“NCIB”) for its common shares (“Shares”). The renewed NCIB will be made in accordance with the requirements of the Toronto Stock Exchange.

Pursuant to the notice, Docebo is authorized to acquire up to a maximum of 1,269,702 Shares, or 5% of the Company’s 25,394,051 issued and outstanding Shares as of May 6, 2026, for cancellation over the next 12 months. Purchases will be made on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), NASDAQ, and/or other alternative Canadian and U.S. trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market at the time of acquisition. The number of Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 26,128 Shares (which is equal to 25% of 104,515 Shares, being the average daily trading volume during the six months ended April 30, 2026), in each case subject to Docebo’s ability to make one block purchase of Shares per calendar week that exceeds such limits.

Docebo may begin to purchase Shares on or about May 20, 2026 and the bid will terminate on May 19, 2027 or such earlier time as Docebo completes its purchases pursuant to the bid or provides notice of termination. Any Shares purchased under the NCIB will be cancelled upon their purchase. Docebo intends to fund the purchases out of its available cash.

In connection with the renewal of the NCIB, Docebo has also renewed its automatic securities purchase plan (the “Plan”) with its designated broker to facilitate the purchase of Shares under the NCIB at times when Docebo would ordinarily not be permitted to purchase Shares due to regulatory restrictions or self-imposed blackout periods. Under the Plan, before entering a self-imposed blackout period, Docebo may, but is not required to, ask the designated broker to make purchases under the NCIB within specified parameters. Outside of the pre-determined blackout periods, Shares may be purchased under the NCIB based on the discretion of Docebo’s management, in compliance with TSX rules and applicable securities laws. Docebo may elect to suspend or discontinue its NCIB in accordance with certain conditions set forth in the Plan. The Plan will be effective as of May 20, 2026.

Under its previous NCIB which commenced on May 20, 2025 and expires on May 19, 2026, Docebo was authorized to repurchase up to 1,481,659 Shares. As of April 30, 2026, Docebo has repurchased and cancelled a total of 1,098,160 Shares at an average price of $24.01 (C$32.71) per Share for total cash consideration, including transaction costs, of $26,368,151 million. All repurchases under the NCIB within the past 12 months were conducted through the facilities of the Toronto Stock Exchange, other designated exchanges and/or Canadian alternative trading systems. Docebo believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds. The focus of the Company remains on making investments to promote the long-term growth and profitability of the business while creating immediate value for shareholders by executing the NCIB.

First Quarter 2026 Results
Selected Financial Measures

	Three months ended March 31,
	2026	2025	Change	Change
	$	$	$	%
Subscription Revenue (in thousands of US dollars)	60,643	54,183	6,460	11.9%
Professional Services (in thousands of US dollars)	4,977	3,113	1,864	59.9%
Total Revenue (in thousands of US dollars)	65,620	57,296	8,324	14.5%

Gross Profit (in thousands of US dollars)	51,267	45,901	5,366	11.7%
Percentage of Total Revenue	78.1%	80.1%

Net Income (in thousands of US dollars)	(1,619)	1,474	(3,093)	(209.8)%
Earnings per Share - Basic	(0.06)	0.05	(0.11)	(220.0)%
Earnings per Share - Diluted	(0.06)	0.05	(0.11)	(220.0)%

Cash Provided by Operating Activities (in thousands of US dollars)	24,806	7,945	16,861	212.2%

Key Performance Indicators and Non-IFRS Measures

	As at March 31,
	2026	2025	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	248.9	225.1	23.8	10.6%
Average Contract Value (in thousands of US dollars)	71.0	56.4	14.6	25.9%

	Three months ended March 31,
	2026	2025	Change	Change
	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	10,994	8,921	2,073	23.2%
Adjusted Net Income (in thousands of US dollars)	9,910	8,495	1,415	16.7%
Adjusted Earnings per Share - Basic	0.35	0.28	0.07	25.0%
Adjusted Earnings per Share - Diluted	0.34	0.27	0.07	25.9%
Working Capital (in thousands of US dollars)	(32,663)	14,299	(46,962)	(328.4)%
Free Cash Flow (in thousands of US dollars)	27,567	8,994	18,573	206.5%

Conference Call

Management will host a conference call on Friday, May 8, 2026 at 8:00 am ET to discuss these first quarter results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q1 2026 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until May 15, 2026 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended June 30, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and fiscal year ended December 31, 2025 in respect of total revenue, Adjusted EBITDA and subscription revenue discussed under “Financial Outlook” in this press release; the impact of AI on our business; our AI Workforce Readiness Platform; future financial position and business strategy; Docebo’s position in the learning management industry; our growth rates and growth strategies; addressable markets for our solutions and; the achievement of advances in and expansion of our platform, including new innovations showcased at Docebo Inspire. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including, but not limited to, our ability to execute on new innovations that were showcased at Docebo Inspire and to expand upon AI components of our platform; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 26, 2026 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ending June 30, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and for the fiscal year ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue, is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•foreign exchange rates remain consistent with those in effect as at December 31, 2025;
•macro-economic conditions will be generally consistent with those experienced in 2025;
•2026 revenue from our largest original equipment manufacturer customer will be approximately 3.7% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately US$9,000,000;
•we will not close any new individual customer contracts or deals with Annual Recurring Revenue greater than US$1,000,000 in 2026;
•we will maintain our customer retention levels, and specifically, our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA, we will contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months ended March 31, 2026 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of (loss) income and comprehensive (loss) income for the following periods:

	Three months ended March 31,
(In thousands of US dollars, except per share data)	2026	2025
	$	$
Revenue	65,620	57,296
Cost of revenue	14,353	11,395
Gross profit	51,267	45,901

Operating expenses
General and administrative	11,338	8,725
Sales and marketing	21,305	20,355
Research and development	15,457	13,403
Share-based compensation	1,284	789
Foreign exchange loss	1,454	123
Depreciation and amortization	1,922	798
	52,760	44,193
Operating (loss) income	(1,493)	1,708

Finance expense (income), net	410	(648)
Other (income) loss	—	(1)
(Loss) income before income taxes	(1,903)	2,357

Income tax (recovery) expense	(284)	883

Net (loss) income	(1,619)	1,474

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange loss on translation of foreign operations	124	8

Comprehensive (loss) income	(1,743)	1,466

Earnings per share - basic	(0.06)	0.05

Earnings per share - diluted	(0.06)	0.05
Weighted average number of common shares outstanding - basic	28,075,031	30,263,194
Weighted average number of common shares outstanding - diluted	28,730,186	30,927,215

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	March 31, 2026	December 31, 2025	Change	Change
	$	$	$	%
Cash and cash equivalents	63,188	74,037	(10,849)	(14.7)%
Total assets	253,550	206,647	46,903	22.7%
Total liabilities	254,166	132,556	121,610	91.7%
Total non-current liabilities	93,053	8,757	84,296	962.6%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the SaaS industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at March 31, 2026 and 2025 were as follows:

	2026	2025	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	248.9	225.1	23.8	10.6%
Average Contract Value (in thousands of US dollars)	71.0	56.4	14.6	25.9%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net (loss) income for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2026	2025
	$	$
Net (loss) income	(1,619)	1,474
Finance income, net(1)	410	(648)
Depreciation and amortization(2)	1,922	798
Income tax (recovery) expense	(284)	883
Share-based compensation(3)	1,284	789
Other income(4)	—	(1)
Foreign exchange loss(5)	1,454	123
Acquisition related compensation(6)	648	1,057
Transaction related expenses(7)	1,022	371
Restructuring(8)	6,157	4,075
Adjusted EBITDA	10,994	8,921
Adjusted EBITDA as a percentage of total revenue	16.8%	15.6%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations and borrowings, as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets, property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce that resulted in severance accruals and payments to employees.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and deferred income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2026	2025
	$	$
Net (loss) income for the period	(1,619)	1,474
Amortization of intangible assets	1,292	171
Share-based compensation	1,284	789
Acquisition related compensation	648	1,057
Transaction related expenses	1,022	371
Restructuring	6,157	4,075
Foreign exchange loss	1,454	123
Deferred income tax expense (recovery)	(328)	435
Adjusted net income	9,910	8,495

Weighted average number of common shares - basic	28,075,031	30,263,194
Weighted average number of common shares - diluted	28,730,186	30,927,215
Adjusted earnings per share - basic	0.35	0.28
Adjusted earnings per share - diluted	0.34	0.27

Working Capital

Working Capital as at March 31, 2026 and 2025 was $(32.7) million and $14.3 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. The decrease in working capital from March 31, 2026 to March 31, 2025 was driven by the use of cash and cash equivalents to purchase shares under the NCIB and SIB. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at March 31, 2026 and 2025:

	2026	2025
	$	$
Current assets	137,137	161,766
Less: Current portion of net investment in finance lease	0	(24)
Less: Current portion of contract costs	(10,099)	(7,929)
Current assets, net of net investment in finance lease and contract costs	127,038	153,813

Current liabilities	161,113	140,566
Less: Current portion of lease obligations	(1,412)	(1,052)
Current liabilities, net of lease obligations	159,701	139,514
Working capital	(32,663)	14,299

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2026	2025
	$	$
Cash flow from operating activities	24,806	7,945
Purchases of property and equipment	(109)	(298)
Acquisition related compensation paid	654	736
Transaction related expenses paid	691	73
Restructuring costs paid	1,525	538
Free cash flow	27,567	8,994
Free cash flow as a percentage of total revenue	42.0%	15.7%